Exhibit 3.1

Amendment to Bylaws of Monarch Community Bancorp, Inc.

Article II, Section 2.11 (a) and (b):

(a)

No person shall be eligible for election or appointment to the Board of Directors if such person (i) has, within the previous 10 years, been the subject of supervisory action by a financial regulatory agency that resulted in a cease and desist order or an agreement or other written statement subject to public disclosure under 12 U.S.C. 1818 (u), or any successor provision, (ii) has been convicted of a crime involving dishonesty or breach of trust which is punishable by imprisonment for a term exceeding one year under state or federal law, or (iii) is currently engaged in any information, indictment, or other complaint with the commission of or participation in such a crime. No person shall be eligible for election to the Board of Directors if such person is the nominee or representative of a person or group that includes a person who is ineligible for election to the Board of Directors under this Section. The Board of Directors shall have the power to construe and apply the provisions of this Section and to make all determinations necessary or desirable to implement such provisions, including and not limited to determinations as to whether a person is a nominee or representative of a person or group and whether a person is included in a group.

(b)	No person shall be elected or appointed as a Director who has attained the age of 70 years at the time of election or appointment.

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